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                                                                                                        UNITED STATES
                                                                                   SECURITIES AND EXCHANGE COMMISSION
                                                                                                    Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Little Switzerland, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

537528101
(CUSIP Number)

Donald L. Sturm
3033 East First Avenue
Suite 200
Denver, CO 80206
(303) 394-5005
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 17 C.F.R. 240.13d-1(e), 17 C.F.R. 240.13d-1(f), or 17 C.F.R. 240.13d-1(g), check the following box. [ ]
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 17 C.F.R. 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 537528101

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Donald L. Sturm

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)   [   ]
(b)   [   ]

3. SEC Use Only

4. Source of Funds (See Instructions)

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6. Citizenship or Place of Organization

United States of America
7. Sole Voting Power 0 8. Shared Voting Power 0 9. Sole Dispositive Power 0 10. Shared Dispositive Power 0
Number of Units Beneficially Owned by Each Reporting Person With

11. Aggregate Amount Beneficially Owned by Each Reporting Person

0

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [   ]

13. Percent of Class Represented by Amount in Row (11)

0%

14. Type of Reporting Person (See Instructions)

IN

AMENDMENT NO. 5 TO SCHEDULE 13D

This Amendment No. 5, which is being filed by Donald L. Sturm ("Sturm" or the "Reporting Person") supplements and amends the Statement on Schedule 13D originally jointly filed with the Commission by Sturm and ValueVest Partners L.P. ("ValueVest") on May 5, 1997, as amended by Amendment No. 1 filed by Sturm and ValueVest on August 4, 1997, Amendment No. 2 filed by Sturm and ValueVest on October 30, 1998, Amendment No. 3 filed by Sturm and ValueVest on March 5, 1999 and Amendment No. 4 filed by Sturm and ValueVest on April 24, 2001 (as amended, the "Statement"), as follows:

Item 1. Security and Issuer

This Amendment No. 5 to Schedule 13D relates to the common stock (the "Common Stock"), of Little Switzerland, Inc., a Delaware corporation (the "Company"). The address of the principal executive office of the Company is 161-B Crown Bay, St. Thomas U.S.V.I. 00802.

Item 2. Identity and Background

(a) Pursuant to Rule 13d-1 of Regulation 13D-G of the General Rules and Regulations under the Act, this statement is being filed on behalf of Donald L. Sturm.

(b) The business address of the Reporting Person is 3033 East First Avenue, Suite 200, Denver, Colorado 80206.

(c) The Reporting Person is an investor in the Company.

(d)-(e) The Reporting Person has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

Not applicable.

Item 4. Purpose of Transaction

This Amendment No. 5 to Schedule 13D is being filed to report that the Reporting Person tendered, effective October 25, 2002, all  shares of Common Stock owned by the Reporting Person in the tender offer for the Common Stock by TSAC Corp., a subsidiary of Tiffany & Co.

Item 5. Interest in Securities of the Issuer

Item 5 is amended as follows:

The Reporting Person ceased to be the beneficial owner of any shares of Common Stock effective October 25, 2002 after tendering all shares of Common Stock owned by the Reporting Person in the tender offer for the Common Stock by TSAC Corp.  As a result, the Reporting Person is no longer required to report on Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7. Material to Be Filed as Exhibits

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 30, 2002	/s/ Donald L. Sturm Donald L. Sturm

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)